

July 24, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan HONG KONG

> **Re: China Natural Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 26, 2009**
> **Response Letter Dated June 19, 2009**
> **File No. 0-26046**

Dear Mr. Feilie:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Quantitative and Qualitative Disclosures About Market Risk

Commodity price risk, page 67

1.   We note you hold copper future contracts as of December 31, 2008 as disclosed in your financial statements. Provide the quantitative and qualitative disclosures about market risk for these market risk sensitive instruments. Refer to Item 11(a) and (b) and related instructions in Form 20-F.

Note 2 - Summary of Significant Accounting Policies

(g) – Property and equipment, page F-15

2. We have considered your response to our prior comment number three in our letter of June 5, 2009. We do not agree with your conclusions. The amortization of mining assets would include the mine development costs and any other associated buildings and equipment used in the Yang Chong Mine and the Zao Yun Mine. Please revise your analysis under Staff Accounting Bulletins (SAB) 99 and 108 to present the impact of this change, which includes your mine development costs.

3. We further believe the specific guidance under Statement of Financial Accounting Standards (SFAS) 154 applies to this situation. Please tell us why you consider this to be a revision of your accounting policy and not a correction of an error.

4. Based on your responses to the comments above, tell us how you will present the effects of this revision in your financial statements.

Note 14 – Fair Value of Financial Instruments

(a) derivative financial instruments, page F-38

5. We note the reported gain from and ending balance of your derivative instruments. Provide disclosures required by SFAS 133, paragraph 44(2) to enable users of your financial statements to understand the volume of your derivative activity.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Steven I. Weinberger
      Schneider Weinberger & Beilly LLP